

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2017

Derek Chalmers
President and Chief Executive Officer
Cara Therapeutics, Inc.
4 Stamford Plaza
107 Elm Street 9th Floor
Stamford, Connecticut 06902

      Re: Cara Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2016
           Form 10-Q for Fiscal Quarter Ended June 30, 2017
           File No. 001-36279

Dear Dr. Chalmers:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                              Division of Corporation Finance
                              Office of Healthcare & Insurance

cc: Scott Terrillion